                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number    0-18492
                                                                         -------

                           NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K  / / Form 11-K  / / Form 20-F  / / Form 10-Q
             / / Form N-SAR

For Period Ending:    September 30, 2002
                   -------------------------------------------------------------

   / / Transition Report on Form 10-K        / / Transition Report on Form 10-Q
   / / Transition Report on Form 20-F        / / Transition Report on Form N-SAR
   / / Transition Report on Form 11-K

      Read the attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    Not applicable
                                                        ------------------------

--------------------------------------------------------------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant   TEAMSTAFF, INC.
                        --------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------
Address of principal executive office (Street and number)
                        300 ATRIUM DRIVE
--------------------------------------------------------------------------------
City, State and Zip Code     SOMERSET, NEW JERSEY 08873
                         -------------------------------------------------------

                         PART II. RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

            RIDER ATTACHED.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

       DONALD W. KAPPAUF                  (732)                732-1700
--------------------------------------------------------------------------------
            (Name)                     (Area Code)            (Telephone
                                                                Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               /X/ Yes    / / No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /X/ Yes    / / No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 TEAMSTAFF, INC.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   December 27, 2002        By: /s/ Donald W. Kappauf
      ------------------------       ------------------------------------
                                     Donald W. Kappauf, Chief Executive Officer

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PART III NARRATIVE

The Annual Report on Form 10-K of TeamStaff, Inc. (the "Company") for the fiscal year ended September 30, 2002 cannot be timely filed without unreasonable expenses and effort due to the circumstances described herein. As reported in its Report on Form 8-K of December 20, 2002 (the "Form 8-K"), and in press releases issued on December 20, 2002 and December 23, 2002, the Audit Committee of the Company dismissed the Company's independent public accountants, PricewaterhouseCoopers LLP, on December 13, 2002 and subsequently engaged Lazar Levine & Felix LLP ("Lazar") to serve as the Company's independent public accountants. The Company also announced in its Form 8-K that it has commenced a search for a new Chief Financial Officer to replace Donald T. Kelly, who was relieved of his duties by the Board. As a result of these developments, the Company announced that it expects a delay in the completion of its fiscal year 2002 audit and in the filing of its Annual Report on Form 10-K for that fiscal year.

The Company reported that PricewaterhouseCoopers, which had been retained as the Company's independent auditors for fiscal year 2002, advised the Audit Committee that a restatement of the fiscal year 2001 financial statements would be required because of an error in the accounting treatment of the Company's executive officer supplemental retirement benefit plan (the "SERP"), as more fully described in the Company's Form 8- K. The Audit Committee was further advised that a reaudit of the fiscal year 2001 financial statements was required, since Arthur Andersen LLP, which no longer is licensed to practice before the Securities and Exchange Commission, is unable to reissue its opinion contained in the consolidated financial statements for the Company's 2001 fiscal year. PwC, however, declined the engagement to reaudit the Company's 2001 fiscal year consolidated financial statements. In light of the need to engage a new auditor for fiscal 2001, the Audit Committee concluded that the interests of the Company were best served by engaging one accountant to complete both the audits for 2001 and 2002. Accordingly, the Audit Committee dismissed PricewaterhouseCoopers and engaged Lazar to conduct both audits.

PART IV. OTHER INFORMATION

As reported on its Report on Form 8-K dated December 30, 2002 and in press releases dated December 20, 2002 and December 23, 2002, the Company expects to restate its consolidated financial statements for the period ending September 30, 2001 as well as its subsequent quarterly reports, to reflect the appropriate accounting treatment for the SERP. Management acknowledges that a restatement of its fiscal year 2001 financial results will result in a decrease in reported net income and believes that the charge will be a non- cash charge for fiscal year 2001. Management further believes that the charge will not have a material effect upon fiscal year 2002. More specifically, management expects that it will record a non-cash charge resulting in an anticipated decrease in net income for the period ending September 30, 2001, from $1,424,000 to approximately $900,000 to $950,000. Notwithstanding increased accounting fees and related additional expenses that may be incurred in connection with the restatement and audit, the Company currently estimates that net income for fiscal year 2002 should range between $3,000,000 and $3,300,000.

Management is continuing to quantify and assess the effect of the above-described events and is consulting with Lazar to determine the accounting effects upon the September 30th fiscal year. As a result, management is unable at this time to quantify with sufficient certainty its revenue, earnings or income results.